

April 9, 2015

Via E-mail
Mr. David I. Rosenthal
Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

RE: **UQM Technologies, Inc.**
        Form 10-K for Fiscal Year Ended March 31, 2014
        Filed May 30, 2014
        File No. 001-10869

Dear Mr. Rosenthal:

We have reviewed your response letter dated April 3, 2015 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to Consolidated Financial Statements, page 34

(1) Summary of Significant Accounting Policies, page 34

(f) Inventories, page 35

1.   We note your response to prior comment 1. Please tell us the amounts of the PowerPhase Pro inventory you reported as raw materials and as finished products,

respectively, at March 31, 2014 and December 31, 2014. Briefly describe to us the items you reported as PowerPhase Pro raw materials.

2. Please provide us with a roll-forward of your PowerPhase Pro inventory balance for each of the years ending March 31, 2014 and March 31, 2015 as well as for the nine months ended December 31, 2014. Separately present any deductions to the inventory balance resulting from sales of the inventory and any deductions resulting from other means with an explanation of any such other deductions. In addition, for any deductions from the inventory resulting from sales of the inventory, please specify the revenue recognized relating to those transactions.

3. We note your reference in your response to the factors that you considered in your evaluation. Please address the following:

   • In the first bullet, you reference demand from customers who had purchased the PowerPhase Pro system in the past. Please quantify for us the amount of sales recorded in fiscal years 2013, 2014 and thus far in fiscal year 2015 from such customers relating to this inventory. Discuss how these actual results compare with the detailed sales forecasts you had made that you state supported the value of the inventory recorded at each period end.
   • In the second bullet, you reference potential demand from identified customers who were considering purchasing the PowerPhase Pro system but had not yet done so. Please tell us the number of those potential customers you believe were considering purchases at March 31, 2014, and how many have subsequently purchased the PowerPhase Pro system.
   • In the fourth bullet, you refer to your ability to sell the inventory as is or with only minor modifications. Explain this statement in greater detail. Clarify if any of the PowerPhase Pro inventory can be used with other products. For example, clarify if this inventory can be used in the next generation of products you are currently developing.

4. We note your disclosure that you "charge directly to expense slow moving or obsolete inventory items during the period we assess the value of such inventory to be impaired." Please explain to us in more detail how you determine inventory items that are slow moving.

David I. Rosenthal
UQM Technologies, Inc.
April 9, 2015
Page 3

       You may contact Dennis Hult, at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643.

                           Sincerely,

                           /s/ Lynn Dicker for

                           Kevin L. Vaughn
                           Accounting Branch Chief